QuantRx Biomedical Corporation
267-880-1595
267-880-1596
safanassiev@quantrx.com

December 18, 2008

VIA EDGAR TRANSMISSION
AND OVERNIGHT DELIVERY

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Attention:	Ms. Lynn Dicker

	Re:	QuantRx Biomedical Corporation
Form 10-KSB for year ended December 31, 2007
Filed March 31, 2008
Form 10-Q for the period ended June 30, 2008
File No. 0-17119

Dear Ms. Dicker:

We are responding to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) by phone conversation with David Burton on December 16, 2008 and by letter dated November 20, 2008 (the “Comment Letter”), with respect to QuantRx Biomedical Corporation’s (“QuantRx” or the “Company”) Annual Report on Form 10-KSB for the year ended December 31, 2007 (the “2007 Annual Report”) and QuantRx’ Quarterly Report on Form 10-Q for the quarter ended June 30, 2008.  For the Staff’s convenience, the Staff’s comments have been restated below in bold type (the numbers thereof corresponding to the numbers of the Staff’s comments contained in the Comment Letter) and our responses have been set forth below in italics.  Three courtesy copies of this letter are enclosed herewith.

Form 10-KSB for the year ended December 31, 2007

Item 8A. Controls and Procedures, page 26

Disclosure Controls and Procedures, page 26

1.
We note your disclosure that “the Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in reports prepared in accordance with the rules and regulations of the Securities and Exchange Commission (SEC) is recorded, processed, summarized and reported within the time periods specified by the SEC’s rules and forms.”  Revise future filings, including any amendments, to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.  See Exchange Act Rule 13a-15(e).

QuantRx appreciates the Staff’s comments and, accordingly, will ensure future filings, prospectively beginning with QuantRx’ Annual Report on Form 10-K for the year ended December 31, 2008 (the “2008 Annual Report”), contain disclosure in substantially the following form:

“Disclosure Controls and Procedures

As required by Rules 13a-15 and 15d-15 of the Securities Exchange Act of 1934, the Company has evaluated, under the supervision and with the participation of management, including the Chief Executive Officer and the Chief Financial Officer, the effectiveness of its disclosure controls and procedures (as defined in such rules) as of the end of the period covered by this report. Based on such evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in reports prepared in accordance with the rules and regulations of the Securities and Exchange Commission (SEC) is recorded, processed, summarized and reported within the time periods specified by the SEC’s rules and forms.  Additionally, the Company’s disclosure controls and procedures are also effective to ensure that information required to be disclosed by the Company in reports that are filed or submitted under the Exchange Act is accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.

Our management, including the Company’s Chief Executive Officer and Chief Financial Officer, does not expect that the Company’s disclosure controls and procedures will prevent all errors and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake.

Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the control. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, controls may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.”

Financial statements

Note 3: Consolidation of FluoroPharma, Inc., page F-15

2.
We note from your disclosure here and in Note 5 that $508,822 of the $1,250,000 assessed for the purchase of 627,058 shares of common stock of FluoroPharma represented the cancellation in full of two promissory notes with accrued and unpaid interest.  However, it appears from the statement of cash flows that this amount was included in the total reflected as cash flows used by investing activites (i.e., $1,536,000).  Pursuant to guidance in paragraph 32, of SFAS 95, in future filings please record only cash amounts paid (or received) in this section of the statement of cash flows and present other forms of payment (or refunding) as non-cash supplemental disclosures of investing activities.

QuantRx appreciates the Staff’s comments and, accordingly, will ensure future filings, prospectively beginning with the 2008 Annual Report, contain appropriate disclosure.

Note 9. Convertible Debt, page F-19

3.
We note from your disclosure on page F-20 that you modified certain terms of previously issued warrants.  Please revise your notes in future filings to clearly disclose how you originally accounted for the warrants and accounted for the modifications made to the terms of the warrants.

QuantRx appreciates the Staff’s comments and, accordingly, will ensure future filings, prospectively beginning with the 2008 Annual Report, contain appropriate disclosure.

Note 13, Stock Purchase Warrants, page F-25

4.
For all warrant issuances and modifications, please revise future filings to disclose how you determined the assumptions utilized within the Black-Scholes option pricing model for each reporting period presented.

QuantRx appreciates the Staff’s comments and, accordingly, will ensure future filings, prospectively beginning with the 2008 Annual Report, contain appropriate disclosure.

Note 14, Common Stock Options, page F-29

5.	In future filings please revise to provide all the disclosures required by paragraph A240 of SFAS 123(R) and SAB Topic 14.D.1.

QuantRx appreciates the Staff’s comments and, accordingly, will ensure future filings, prospectively beginning with the 2008 Annual Report, contain appropriate disclosure.

Exhibits 31.1 and 31.2

6.
We note that the certifications filed as Exhibits 31.1 and 31.2 to your Form 10-KSB did not include the language regarding internal control over financial reporting in the introduction to paragraph 4 and in paragraph 4(b) of Item 601(b)(31) of Regulation S-B.  Please note the guidance in SEC Release 33-8618, which states that the omitted language in the introduction to the fourth paragraph and in paragraph 4(b) must be provided in the first annual report required to contain management’s internal control report and in all periodic reports filed thereafter.  In this regard, the language in paragraph 6 does not comply with the guidance.  We further note from your March 31, 2008, June 30, 2008 and September 30, 2008 Forms 10-Q that the certifications did not include the language regarding internal control over financial reporting in the introduction to paragraph 4 and that the March 31, 2008 certification did not include the language of paragraph 4(b) of Item 601(b)(31) of Regulation S-K.  Accordingly, please file amendments to your December 31, 2007 Form 10-KSB and March 31, 2008, June 30, 2008, and September 30, 2008 Forms 10-Q to revise these certification in the form currently set forth in Items 601(b)(31) of Regulation S-B and Regulation S-K.

QuantRx appreciates the Staff’s comments and will ensure future filings incorporate the foregoing staff comments. We will also file amendments for the appropriate periodic filings to include the revised certifications as Exhibits 31.1 and 31.2.

7.
We note that your certifications filed in your Form 10-KSB filed pursuant to Exchange Act Rule 13a-14(a) are not in the exact form prescribed by Item 601(b)(31) of Regulation S-B.  Specifically, we note throughout the certification that you refer to the “registrant” rather than the “small business issuer.” Please revise your certification in future filings, including any amendments, to conform to the exact wording required by Item 601(b)(31) of Regulation S-B.

QuantRx appreciates the Staff’s comments and will ensure future filings incorporate the foregoing staff comments. We will include these revisions to the certifications filed as Exhibit 31.1 and 31.2 in the amended 10-KSB referred to in Response #6.

Form 10-Q for the period ended June 30, 2008

8.
We note that in the first quarter of 2008, the 2007 Notes issued on October 16, 2007 were exchanged for 2008 Notes.  We further note that you determined that the terms of the 2008 Notes are “substantially different” from those of the 2007 Notes pursuant to EITF 96-19.  As a result, a loss on extinguishment of $439,445 was recorded.  Based on the aggregate principal balance of $1,157,247 issued in notes to the former holders upon their surrender of the 2007 Notes, tell us how the amount of the loss was determined.

In accordance with EITF 96-19, “Debtor’s Accounting for a Modification or Exchange of Debt Instruments,” after determining that the notes were substantially different, the new debt instrument was recorded at its fair value, $1,157,247, and that amount was used to determine the debt extinguishment loss.  The loss on extinguishment of $439,445 is the aggregate of the remaining unamortized debt discount ($189,101) and deferred finance costs ($99,399) related to the extinguished note as of the time of the debt exchange, along with $150,945 of additional principal resulting from a most favored nation provision in the original debt agreement.

*           *           *           *           *

In addition, in response to the Staff’s request, QuantRx hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should any member of the Staff have any questions or comments concerning this letter, or desire any further information or clarification in respect of the responses contained in this letter, please do not hesitate to contact the undersigned at the number indicated on the first page of this letter.

Very Truly Yours,

/s/ Sasha Afanassiev

Sasha Afanassiev CFO, Treasurer & VP of Finance

cc:	Walter Witoshkin
Michael D. Helsel, Esq.

Enclosures (3)